UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(co-registrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2023

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$-	None (1)
Medium-Term Notes	US$-	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and co-registrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Leon Allen Chief Executive Officer Queensland Treasury Corporation Level 31, 111 Eagle Street Brisbane, Queensland 4000 Australia	Rachel Crossland Acting Under Treasurer of the State of Queensland Level 38, 1 William Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(xiv) 2024-25 Mid-Year Fiscal and Economic Review and as Exhibit (c)(xv) Queensland Treasury Corporation’s 2024-25 Indicative Term Debt Borrowing Program Update.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 24th day of January, 2025.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Leon Allen
	Name:	Leon Allen
	Title:	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 24th day of January, 2025.

GOVERNMENT OF QUEENSLAND

By:	/s/ Dennis Molloy
on behalf of
	Name:	The Honourable David Janetzki MP
	Title:	Treasurer, Minister for Energy and Minister for Home Ownership

INDEX TO EXHIBITS

Exhibit (c)(xiv) –	2024-25 Mid-Year Fiscal and Economic Review.

Exhibit (c)(xv) –	Queensland Treasury Corporation’s 2024-25 Indicative Term Debt Borrowing Program Update.